August 8, 2005


Mail Stop 4561

Ms. Carrie Hartwick
Interim Chief Financial Officer
Hartcourt Companies, Inc.
3F, 710 Chang Ping Road
Shanghai 200040
China

Re:	Hartcourt Companies, Inc.
	Form 10-KSB for the year ended December 31, 2004
	Filed April 15, 2005
	File No. 1-12671

Dear Ms. Hartwick:

      We have reviewed your response letter dated July 11, 2005 and related amendment and have the following additional comment. As previously stated, this comment requires amendment to the referenced filing previously filed with the Commission.

Form 10-KSB for the year ended December 31, 2004

Consolidated Financial Statements

Independent Auditor`s Report, page F-1

1. We note that your audit report for the 2003 fiscal year contains a qualified opinion. Considering that a qualified opinion is not consistent with Rule 2.02(b) of Regulation S-X, we do not consider the requirement for audited financial statements to have been met and the related financial statements are unacceptable. Refer to SAB Topic 1E. Please revise as appropriate.

      As appropriate, please amend your Form 10-KSB and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

      You may contact Rachel Zablow, Staff Accountant at (202)
551-
3428 or the undersigned at (202) 551-3403 if you have questions.



						Sincerely,



Steven Jacobs
Accounting Branch Chief



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Hartcourt Companies, Inc.
August 8, 2005
Page 2